UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                               (AMENDMENT NO. _)*

                               SAFLINK Corporation
                      -------------------------------------
                                (Name of Issuer)

                     Common Stock, par value $.01 per share
                     --------------------------------------
                         (Title of Class of Securities)

                                    786578302
                                 --------------
                                 (CUSIP Number)

                                  Steven Derby
                               SDS Management, LLC
                           53 Forest Avenue, 2nd Floor
                             Old Greenwich, CT 06870
                                 (203) 967-5880

           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                 October 1, 2003
             -------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 786578302                     13D                   Page 2 of 10 Pages

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1.      Names of Reporting Persons.
        I.R.S. Identification Nos. of above persons (entities only).

        SDS Capital Group SPC, Ltd.
--------------------------------------------------------------------------------
2.      Check the Appropriate Box if a Member of a Group (See Instructions)

        (a)    [X]

        (b)    [ ]
--------------------------------------------------------------------------------
3.      SEC Use Only


--------------------------------------------------------------------------------
4.      Source of Funds:        (See Instructions)


--------------------------------------------------------------------------------
5.     Check if Disclosure of Legal Proceedings Is Required Pursuant to Items
       2(d) or 2(e) [   ]


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6.     Citizenship or Place of Organization

       Cayman Islands
--------------------------------------------------------------------------------

Number of         7.      Sole Voting Power             5,894,589
Shares Bene-              ------------------------------------------------------
ficially Owned    8.      Shared Voting Power                   0
By Each                   ------------------------------------------------------
Reporting         9.      Sole Dispositive Power        5,894,589
Person With               ------------------------------------------------------
                  10.     Shared Dispositive Power              0

--------------------------------------------------------------------------------
11.     Aggregate Amount Beneficially Owned by Each Reporting Person

        5,894,589
--------------------------------------------------------------------------------
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

--------------------------------------------------------------------------------
13.     Percent of Class Represented by Amount in Row (11)

        21.8%
--------------------------------------------------------------------------------
14.     Type of Reporting Person (See Instructions)

        CO
--------------------------------------------------------------------------------

CUSIP No. 786578302                     13D                   Page 3 of 10 Pages

--------------------------------------------------------------------------------
1.      Names of Reporting Persons.
        I.R.S. Identification Nos. of above persons (entities only).

        SDS Management, LLC
--------------------------------------------------------------------------------
2.      Check the Appropriate Box if a Member of a Group (See Instructions)

        (a)    [X]

        (b)    [ ]
--------------------------------------------------------------------------------
3.      SEC Use Only


--------------------------------------------------------------------------------
4.      Source of Funds:  (See Instructions)


--------------------------------------------------------------------------------
5.     Check if Disclosure of Legal Proceedings Is Required Pursuant to Items
       2(d) or 2(e) [   ]


--------------------------------------------------------------------------------
6.     Citizenship or Place of Organization

       Delaware
--------------------------------------------------------------------------------

Number of         7.      Sole Voting Power                     0
Shares Bene-              ------------------------------------------------------
ficially Owned    8.      Shared Voting Power           5,894,589
By Each                   ------------------------------------------------------
Reporting         9.      Sole Dispositive Power                0
Person With               ------------------------------------------------------
                  10.     Shared Dispositive Power      5,894,589

--------------------------------------------------------------------------------
11.     Aggregate Amount Beneficially Owned by Each Reporting Person

        5,894,589
--------------------------------------------------------------------------------
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

--------------------------------------------------------------------------------
13.     Percent of Class Represented by Amount in Row (11)

        21.8%
--------------------------------------------------------------------------------
14.     Type of Reporting Person (See Instructions)

        CO
--------------------------------------------------------------------------------

CUSIP No. 786578302                     13D                   Page 4 of 10 Pages

--------------------------------------------------------------------------------
1.      Names of Reporting Persons.
        I.R.S. Identification Nos. of above persons (entities only).

        Mr. Steven Derby
--------------------------------------------------------------------------------
2.      Check the Appropriate Box if a Member of a Group (See Instructions)

        (a)    [X]

        (b)    [ ]
--------------------------------------------------------------------------------
3.      SEC Use Only


--------------------------------------------------------------------------------
4.      Source of Funds:  (See Instructions)


--------------------------------------------------------------------------------
5.     Check if Disclosure of Legal Proceedings Is Required Pursuant to Items
       2(d) or 2(e) [   ]


--------------------------------------------------------------------------------
6.     Citizenship or Place of Organization

       United States
--------------------------------------------------------------------------------

Number of         7.      Sole Voting Power                     0
Shares Bene-              ------------------------------------------------------
ficially Owned    8.      Shared Voting Power           5,894,589
By Each                   ------------------------------------------------------
Reporting         9.      Sole Dispositive Power                0
Person With               ------------------------------------------------------
                  10.     Shared Dispositive Power      5,894,589

--------------------------------------------------------------------------------
11.     Aggregate Amount Beneficially Owned by Each Reporting Person

        5,894,589
--------------------------------------------------------------------------------
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

--------------------------------------------------------------------------------
13.     Percent of Class Represented by Amount in Row (11)

        21.8%
--------------------------------------------------------------------------------
14.     Type of Reporting Person (See Instructions)

        IN
--------------------------------------------------------------------------------

CUSIP No. 786578302                     13D                   Page 5 of 10 Pages

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                                  INTRODUCTION
                                  ------------

         This Schedule 13D is being filed by SDS Capital Group SPC, Ltd., a Cayman Islands corporation (the "Reporting Person"), with respect to its beneficial ownership of shares of common stock, par value $.01 per share ("Common Stock"), of SAFLINK Corporation, a Delaware corporation (the "Company").

         On October 1, 2003, SDS Merchant Fund, L.P., a Delaware limited partnership ("SDS Merchant Fund"), assigned and transferred all of the shares of Common Stock beneficially owned by it to the Reporting Person.

ITEM 1.  SECURITY AND ISSUER

         This statement relates to the Common Stock of SAFLINK Corporation. The Company's executive offices are located at 777 108th Avenue, NE Suite 2100, Bellevue, Washington 98004.

ITEM 2.    IDENTITY AND BACKGROUND

         This statement is filed by SDS Capital Group SPC, Ltd., a Cayman Islands corporation. SDS Management, LLC, a Delaware limited liability company, is the investment manager (the "Investment Manager") of the Reporting Person. Mr. Steven Derby, a United States citizen ("Mr. Derby"), is the sole managing member of the Investment Manager. The Reporting Person is principally engaged in making investments. The address of the principal business office of the Reporting Person is RK Consulting (Cayman) Ltd., P.O. Box 174865, Cayman
Corporate Center, 27 Hospital Road, Georgetown, Grand Cayman, Cayman Islands. The address of the principal business office of the Investment Manager is 53 Forest Avenue, 2nd Floor, Old Greenwich, Connecticut 06870. The address of the principal business office of Mr. Derby is 53 Forest Avenue, 2nd Floor, Old Greenwich, Connecticut 06870.

         (a)      Not applicable.

         (b)      Not applicable.

         (c)      Not applicable.

         (d) During the last five years, neither the Reporting Person, the Investment Manager, Mr. Derby nor any executive officer or director of the Reporting Person or the Investment Manager has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         (e) During the last five years, neither the Reporting Person, the Investment Manager, Mr. Derby nor any executive officer or director of the Reporting Person or the Investment Manger has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person or entity was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or findings of any violation with respect to such laws.

CUSIP No. 786578302                     13D                   Page 6 of 10 Pages

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         (f)      Not applicable.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         The purchase price of $1,475,600 paid by SDS Merchant Fund to purchase 7,378 shares of Series E Preferred Stock of the Company and the exercise price of $1,037,653.90 to exercise the warrant to purchase 484,885 shares of Common Stock (which includes the additional 23,529 shares of Common Stock issued pursuant to an anti-dilution adjustment to the number of shares issuable under the warrant) was paid out of the working capital of SDS Merchant Fund.

ITEM 4.  PURPOSE OF TRANSACTION

         On October 1, 2003, SDS Merchant Fund assigned and transferred all of the shares of Common Stock beneficially owned by it to the Reporting Person.

         The purpose of the acquisitions by SDS Merchant Fund and the Reporting Person was to purchase and acquire securities of the Company for investment purposes.

         Outlined below is a description of the prior transactions effected by SDS Merchant Fund with respect to the shares of Common Stock subsequently transferred to the Reporting Person:

         On June 5, 2001, SDS Merchant Fund purchased 7,378 shares of Series E Preferred Stock with a stated value of $200 per share. On February 18, 2003, SDS Merchant Fund converted all 7,378 shares of Series E Preferred Stock into 1,054,000 shares of Common Stock at a conversion price of $1.40 per share.
Shares of Series E Preferred Stock of the Company may not be converted if SDS Merchant Fund, following such conversion, would beneficially own in excess of 4.999% of the outstanding shares of Common Stock or if SDS Merchant Fund already beneficially owns in excess of 4.999% of the outstanding shares of Common Stock. This 4.999% provision was waived and SDS Merchant Fund was permitted to convert its shares of Series E Preferred Stock on February 18, 2003.

         On January 8, 2001, the Company issued to SDS Merchant Fund a warrant to purchase 461,356 shares of Common Stock at an exercise price of $2.25 per share, as such price may be adjusted from time to time pursuant to anti-dilution provisions contained in the warrant. On February 18, 2003, SDS Merchant Fund exercised its warrant to purchase 461,356 shares of Common Stock at an adjusted exercise price of $2.14 per share as adjusted under the warrant. SDS Merchant Fund also received an additional 23,529 shares of Common Stock pursuant to an anti-dilution adjustment to the number of shares issuable under the warrant. The warrant may not be exercised if SDS Merchant Fund, following such exercise, would beneficially own in excess of 4.999% of the outstanding shares of Common Stock or if SDS Merchant Fund already beneficially owns in excess of 4.999% of the outstanding shares of Common Stock. This 4.999% provision was waived and SDS Merchant Fund was permitted to exercise its warrant on February 18, 2003.

         Except as may be provided herein, the Reporting Person does not have any other plans or proposals which would result in: (i) an extraordinary corporate transaction, such as a merger, reorganization or liquidation of the Company or any of its subsidiaries; (ii) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries; (iii) any change in the present board of directors or management of the Company, including any plans or proposals to

CUSIP No. 786578302                     13D                   Page 7 of 10 Pages

--------------------------------------------------------------------------------

change the number or term of directors or to fill any existing vacancies on the board; (iv) any material change in the present capitalization or dividend policy of the Company; (v) any other material change in the Company's business or corporate structure, (vi) any changes in the Company's charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person; (vii) causing a class of securities of the Company to be delisted from a national securities exchange or cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (viii) causing a class of equity securities of the Company to become eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or (ix) any action similar to any of those enumerated above.

ITEM 5.    INTEREST IN SECURITIES OF THE ISSUER

1. The Reporting Person.

     (a)  Amount beneficially owned: 5,894,589 shares of Common Stock.

     (b)  Percent of Class:     21.8%

     (c)  Number of shares as to which such person has:

          (i)   sole power to vote or direct the vote: 5,894,589

          (ii)  shared power to vote or direct the vote: 0

          (iii) sole power to dispose or direct the disposition of: 5,894,589

          (iv)  shared power to dispose or direct the disposition of: 0

2. The Investment Manager - same as Mr. Derby, see below.

3. Mr. Derby.

     (a)  Amount beneficially owned: 5,894,589 shares of Common Stock.

     (b)  Percent of Class:     21.8%

     (c)  Number of shares as to which such person has:

          (i)   sole power to vote or direct the vote: 0

          (ii)  shared power to vote or direct the vote: 5,894,589

          (iii) sole power to dispose or direct the disposition of: 0

          (iv)  shared power to dispose or direct the disposition of: 5,894,589

         On October 1, 2003, SDS Merchant Fund assigned and transferred all of the shares of Common Stock beneficially owned by it to the Reporting Person.

CUSIP No. 786578302                     13D                   Page 8 of 10 Pages

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ITEM 6.  CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT
         TO SECURITIES OF THE ISSUER

             To the knowledge of the Reporting Person, the Investment Manager or Mr. Derby on the date hereof, except to the extent set forth herein, neither the Reporting Person, the Investment Manager or Mr. Derby has any other contracts, arrangements, understandings or relationship (legal or otherwise) with any person with respect to securities issued by the Company, including, but not limited to, transfer or voting of any such securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees or profits, divisions or profits or loss or the giving or withholding of proxies.

ITEM 7.    MATERIAL TO BE FILED AS EXHIBITS

Exhibit 1         Joint Filing Agreement

CUSIP No. 786578302                     13D                   Page 9 of 10 Pages

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                                    SIGNATURE
                                    ---------

         After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: February 9, 2004
                                        SDS CAPITAL GROUPS SPC, LTD.
                                        By: SDS Management, LLC,
                                            its Investment Manager


                                        By:/s/ Steven Derby
                                           -------------------------------------
                                           Name:   Steven Derby
                                           Title:  Managing Member


                                        SDS MANAGEMENT, LLC


                                        By:/s/ Steven Derby
                                           -------------------------------------
                                           Name:   Steven Derby
                                           Title:  Managing Member


                                           /s/ Steven Derby
                                           -------------------------------------
                                                      Steven Derby

CUSIP No. 786578302                     13D                  Page 10 of 10 Pages

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                                    EXHIBIT 1
                             JOINT FILING AGREEMENT

This Agreement is filed as an exhibit to this Schedule 13D being filed by SDS Capital Group SPC, Ltd., SDS Management, LLC and Mr. Steven Derby in compliance with Rule 13d-1(k) of the Securities and Exchange Commission, which requires an agreement in writing indicating that this Schedule 13D to which this Agreement is attached is filed on behalf of the below-named companies and individual, that they are each responsible for the timely filing of the Schedule 13D and any amendments thereto and for the completeness and accuracy of the information concerning such persons contained therein.

Dated: February 9, 2004
                                        SDS CAPITAL GROUPS SPC, LTD.
                                        By: SDS Management, LLC,
                                            its Investment Manager


                                        By:/s/ Steven Derby
                                           -------------------------------------
                                           Name:   Steven Derby
                                           Title:  Managing Member


                                        SDS MANAGEMENT, LLC


                                        By:/s/ Steven Derby
                                           -------------------------------------
                                           Name:   Steven Derby
                                           Title:  Managing Member


                                           /s/ Steven Derby
                                           -------------------------------------
                                                      Steven Derby